Exhibit (a)(1)(xii)

ICN Pharmaceuticals, Inc.	International Headquarters ICN Plaza 3300 Hyland Avenue Costa Mesa, California 92626	Telephone: (714) 545-0100 x3230 Fax: (714) 641-7215 Telex: 67-0413

Contact:
Adam Weiner
Kekst and Company
212-521-4823

FOR IMMEDIATE RELEASE

ICN PHARMACEUTICALS RESPONDS TO
ANNOUNCEMENT BY RIBAPHARM BOARD

     Costa Mesa, CA, June 23, 2003-ICN Pharmaceuticals, Inc. (NYSE: ICN) today issued the following statement in response to today’s announcement by the Board of Directors of Ribapharm Inc. (NYSE: RNA).

     ICN Chairman and Chief Executive Officer, Robert W. O’Leary, stated, “We are disappointed in Ribapharm’s recommendation and other actions. We continue to believe our cash offer of $5.60 per Ribapharm share represents a substantial premium to the fundamental value of Ribapharm shares on a standalone basis. We are reviewing our options.”

     “As we’ve previously stated, we and our financial advisors remain available to meet with Ribapharm’s board or financial advisors to discuss the merits of our offer.”

     ICN’s tender offer expires at 12:00 midnight, New York City time, on Tuesday, July 22, 2003.

     ICN’s Offer to Purchase and certain other documents are on file with the Securities and Exchange Commission. Ribapharm stockholders and other interested parties are urged to read ICN’s Offer to Purchase and other relevant documents filed with the SEC because they contain important information. These offering materials, together with a letter of transmittal, have been mailed to Ribapharm stockholders. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

     The Depositary for the tender offer is the American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004. Banks and brokers call collect (212) 440-9800. All others call toll free (800) 965-5215.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

FORWARD LOOKING STATEMENTS

     This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.